Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Nine Months Ended				Twelve Months Ended
	September 30,				December 31,
	2011		2010		2010		2009		2008	2007		2006

Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$1,542		$763		$1,222		$443		$(12,575)	$2,133		$2,133
Add:
Distributions from investee companies	2		—		—		2		6	8		9
Interest expense, net of capitalized interest	330		399		529		542		547	571		565
1/3 of rental expense	146		147		198		206		216	193		161

Total earnings (loss)	$2,020		$1,309		$1,949		$1,193		$(11,806)	$2,905		$2,868

Fixed charges:
Interest expense, net of capitalized interest	$330		$399		$529		$542		$547	$571		$565
1/3 of rental expense	146		147		198		206		216	193		161

Total fixed charges	$476		$546		$727		$748		$763	$764		$726

Ratio of earnings to fixed charges	4.2	x	2.4	x	2.7	x	1.6	x	Note (a)	3.8	x	4.0	x

Note:

(a) Earnings are inadequate to cover fixed charges by $12.57 billion due to the non-cash impairment charges of $14.18 billion.